Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03 JAN 13 AM 11:10

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: [redacted]
Direct Ema[redacted]

03003009

January 3, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

COPY

SUPPL

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated January 3, 2003.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/ys

dlw 1/14

F:\WPDOC\LTR\RGRI\Ins TD 03Jan03.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

RM 55-102F6

SIDER REPORT

Instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED: DAY 2 MONTH 5 YEAR 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

NO. STREET APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions: Date Day	Month	Year	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	Currency	D Present balance of class of securities held	E Direct/indirect ownership/control or direction	F Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	282,559									282,559	0	
COMMON SHARES	840,162	31	12	2002	54	42,000		$0.17		882,162	0	
COMMON SHARES	882,162	2	1	2003	11		50,000	$0.30		832,162	0	
COMMON SHARES	1,181,801									1,181,801	1	See Remark 1
WARRANTS	210,000	31	12	2002	54		42,000			168,000	0	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 03 MONTH 1 YEAR 2003

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

03 JAN 13 AM 11:10

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 3, 2003

VIA TELECOPIER AND DELIVERED
(416) 593-8252

SUPPL

COPY

Ontario Securities Commission
19th Floor, P.O. Box 55
20 Queen Street West
Toronto, Ontario, M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("Romios")
File No. 1072-T-4

In accordance with subsection 72(5)(b) of the Securities Act (Ontario) R.S.O. 1990 c.S.5 as amended (the "Act"), I hereby give notice that on December 31, 2002, **42,000 common shares** of Romios were issued as follows pursuant to section 72(1)(f)(iii) of the Act on the exercise of warrants previously issued pursuant to an agreement dated March 26, 2002:

Name	Address	No. of Shares	Price per Share
Tom Drivas	17 Dickrickson Drive Toronto, Ontario M2P 1J7	42,000	$0.17
	TOTAL	**42,000**	

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett
KES/ys
cc: TSX Venture Exchange. - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail

F:\WPDOC\STOCKOPT\SOX\RGRI\Warrants TD 31Dec02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2